BIDFUND 2 PERCENT
c/o Financial Foundry, LLC
301 North Harrison Street
Suite 185
Princeton, New Jersey 08540

February 13, 2006

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, DC 20549

Re: BidFund 2 Percent Registration Statement on Form N-2 (File Nos. 333-99803 and 811-21204)

Ladies and Gentlemen:

BidFund 2 Percent, a Massachusetts business trust (the “Fund”), respectfully requests that the Fund’s Registration Statement on Form N-2 (File Nos. 333-99803 and 811-21204) filed on September 19, 2002 (the “Registration Statement”) be withdrawn pursuant to Rule 477 under the Securities Act of 1933, as amended (the “Securities Act”).

The Fund filed the Registration Statement for purposes of registering 1,000,000 shares of its common stock. The Fund is seeking to withdraw the Registration Statement because the Fund is not seeking to commence investment operations or offer its shares at this time. No shares have been issued or sold under the Registration Statement. The Fund’s sponsor, Financial Foundry, LLC, believes that the approval of the Securities and Exchange Commission (the “Commission”) of this application would be consistent with the public interest and the protection of investors.

The Fund respectfully requests that the Commission issue an order granting withdrawal of the Registration Statement. The Fund further requests that all fees paid to the Commission in connection with the filing of this Registration Statement be credited for future use in accordance with Rule 457(p) under the Securities Act.

Please direct any questions regarding this matter to Janna Manes or Nicole M. Runyan of Stroock & Stroock & Lavan LLP, counsel to the Fund at 212.806.6141 or 212.806.6443, respectively.

Sincerely,

/s/ Eugene L. Podsiadlo
Eugene L. Podsiadlo
President and Trustee